MANAGEMENT'S ASSERTION REGARDING

                   COMPLIANCE WITH MINIMUM SERVICING STANDARDS

As of and for the year ended December 3l, 1997, First Union Mortgage Corporation has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's giniform Single Attestation Program for Mortgage Bankers. As of and for this same period, First Union Mortgage Corporation had if effect a fidelity bond and errors and omissions policies in the amounts ors100 million and $20 million, respectively.

/Karin Patrick, Senior Vice President March 13. 1998

Date
March 13, 1998 Dare